Exhibit (h)(xxv)

SHAREHOLDER ADMINISTRATION AGREEMENT

(CLASS I)

AGREEMENT made as of this 26th day of February, 2008 by and between WILLIAM BLAIR FUNDS, a Delaware statutory trust (the Trust”), on behalf of the William Blair Emerging Leaders Growth Fund (the “Fund”), and WILLIAM BLAIR & COMPANY, L.L.C., an Illinois limited liability company (“William Blair”).

In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

1. On behalf of the Fund, the Trust hereby appoints William Blair to provide shareholder administration services as described in this Agreement. William Blair may appoint various broker-dealer firms and other firms (“Firms”) to provide shareholder administration services and facilities for persons who are investors in the Fund (“investors”). William Blair or the Firms shall provide such office space and equipment, telephone facilities, personnel or other services as may be necessary or beneficial for providing the shareholder administration services as described herein. Firms may include affiliates of William Blair. The shareholder administration services to be provided by William Blair and/or Firms under this Agreement consist of the following: (a) aggregating and processing, or assisting in the aggregation and processing of purchase and redemption orders, (b) processing, or assisting in processing, confirmations concerning investor orders to purchase, redeem and exchange Fund shares, (c) receiving and transmitting, or assisting in the receipt and transmission of funds representing the purchase price or redemption proceeds of Fund shares, (d) processing dividend payments on behalf of investors, (e) forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and updating prospectuses for investors, (f) receiving, tabulating and transmitting proxies executed by investors, and (g) performing other related services that do not constitute “any activity which is primarily intended to result in the sale of shares” within the meaning of Rule 12b-1 under the Investment Company Act of 1940 or “personal and account maintenance services” within the meaning of the NASD Conduct Rules.

William Blair accepts such appointment and agrees to render such services and to assume the obligations herein set forth for the compensation herein provided. William Blair shall for all purposes herein provided be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund. William Blair, by separate agreement with the Trust, may also serve the Trust in other capacities. In carrying out its duties and responsibilities hereunder, William Blair may appoint various Firms to provide services described herein directly to or for the benefit of investors in the Fund. Such Firms shall at all times be deemed to be independent contractors retained by William Blair and not the Fund. William Blair and not the Fund will be responsible for the payment of compensation to such Firms for such services.

2. For the shareholder administration services and facilities described in Section 1, the Fund will pay to William Blair at the end of each calendar month a shareholder administration fee computed at an annual rate of 0.15 of 1% of the average daily net assets of Class I shares of the Fund. The shareholder administration fee will be calculated separately for

Class I shares of the Fund as an expense of the class. For the month and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the Agreement is in effect during such month and year, respectively. The shareholder administration services provided by William Blair to the Fund under this Agreement are not to be deemed exclusive, and William Blair shall be free to render similar services or other services to others.

The net asset value for each share of the Fund shall be calculated in accordance with the provisions of the Fund’s current prospectus. On each day when net asset value is not calculated, the net asset value of a share of the Fund shall be deemed to be the net asset value of such a share as of the close of business on the last day on which such calculation was made for the purpose of the foregoing computations.

3. The Fund shall assume and pay all charges and expenses of its operations not specifically assumed or otherwise to be provided by William Blair under this Agreement.

4. This Agreement may be terminated at any time without the payment of any penalty by the Trust or by William Blair on sixty (60) days written notice to the other party. Termination of this Agreement shall not affect the right of William Blair to receive payments on any unpaid balance of the compensation described in Section 2 hereof earned prior to such termination. All material amendments to this Agreement must be approved by vote of the Board of Trustees of the Trust.

5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder shall not be thereby affected.

6. Any notice under this Agreement shall be in writing, addressed and delivered or mail, postage prepaid, to the other party at such address as such other party may designate for the receipt of such notice.

7. This Agreement shall be construed in accordance with applicable federal law and the laws of the State of Illinois.

IN WITNESS WHEREOF, the Trust and William Blair have caused this Agreement to be executed as of the day and year first above written.

WILLIAM BLAIR FUNDS

Attest:	/s/ Elizabeth Zurek	By:	/s/ Terence M. Sullivan

WILLIAM BLAIR & COMPANY, L.L.C.

Attest:	/s/ Renita Matthews	By:	/s/ Timothy L. Burke

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